February 19, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
Washington, D.C. 20549
Attention: Jee Yeon Ahn and Robert Klein
Re: Isabella Bank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Form 8-K filed on October 24, 2024
File No. 000-18415
Dear Ms. Ahn and Mr. Klein:
This letter is submitted on behalf of Isabella Bank Corporation (the “Company”) as a supplementary response to the comment received from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), by letter dated October 31, 2024, regarding the Staff’s comment about the Company’s disclosure of “core net income” on page I of Exhibit 99.1 in the Company’s Current Report on Form 8-K filed October 24, 2024 with the Commission.
On November 12, 2024, the Company submitted a response letter to the Staff. Subsequent to submission of its response letter, representatives of the Company had a conference call with the Staff on February 14, 2025. Based on the Company’s further discussions with the Staff, the Company is providing further details about the non-recurring nature of the $1.6 million expense that was excluded from core net income.
In August 2024, the Company had one customer that conducted business transactions that well exceeded their deposit balances that caused overdrafts totaling $1.6 million. The Company also became aware that the customer had negative deposit account balances with other financial institutions. Upon learning this information along with an investigation into the transactions, the Company treated the situation as a check kiting event in accordance with its policies and procedures. Given the customer’s inability to satisfy the overdraft, the total negative deposit balance was charged off in the same manner as an uncollectable loan. Unlike other overdrawn accounts that are written off periodically, the facts and circumstances that gave rise to this unique overdraft are rare and the resulting expense is considered non-recurring and not part of the Company’s core business operations.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
If you have any questions concerning this matter or require additional information, please contact the undersigned at (989) 779-6236 or wmschaefer@isabellabank.com.

Very truly yours,
Isabella Bank Corporation

/s/ William M. Schaefer
William M. Schaefer
Chief Financial Officer